U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 14, 2023, the Registrant announced that Dr. Yunhao Chen has resigned as a member of the board of directors of the Registrant. This resignation followed Dr. Chen’s resignation of the Chief Financial Officer of the Registrant on August 1, 2023. Dr. Chen did not advise the Registrant of any disagreement with the Registrant on any matter relating to its operations, policies or practices.

On August 14, 2023, the Registrant announced that, upon the recommendation of Nominating Committee of the Registrant, it has appointed Ms. Aihua Cao as a member of the board of directors of the Registrant. Ms. Aihua Cao consented to serve as a member of the board of directors on August 14, 2023.

Ms. Cao has served as the Company’s Chief Financial Officer since August 1, 2023, and before that Finance and Accounting Manager of the Registrant since 2015. Ms. Cao has more than 32 years of experience in finance and accounting, and is specialized in financial system construction, financial investment, business analysis, tax planning, and cost control. Ms. Cao received her bachelor’s degree from Hunan University of Finance and Economics in 1991. There are no family relationships between Ms. Aihua Cao and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: August 14, 2023